82-57



02 FEB -5 AM 8:12


02002909

TransCanada
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7678

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Elizabeth McNamara, Corporate Secretarial

SUPPL

Date: January 30, 2002 Time: 10:43 MDT

Number of Pages (including Cover) three (3)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 10:55 MDT:

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

TC PipeLines, LP Announces FERC Approval of Tuscarora Expansion

Disposition of Original:

Sent by Courier X
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

dw 2/6



TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces FERC Approval of Tuscarora Expansion

Calgary, Alberta – January 30, 2002 – (Nasdaq: TCLPZ) – TC PipeLines, LP today announced that the Federal Energy Regulatory Commission has issued a final certificate, approving the proposed expansion of Tuscarora Gas Transmission Company's pipeline system. TC PipeLines holds a 49% general partner interest in Tuscarora. The Tuscarora expansion consists of three compressor stations and a 14-mile pipeline extension from the current terminus of the Tuscarora pipeline system near Reno, Nevada to Wadsworth, Nevada.

"We are very pleased to have achieved this important milestone," said Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., general partner of TC PipeLines, LP. "The Tuscarora expansion provides TC PipeLines with another opportunity to grow through our existing asset base."

The expansion is expected to cost US$60 million and will increase Tuscarora's capacity from 127 million cubic feet per day to 220 million cubic feet per day. Approximately two-thirds of the capital budget is expected to be spent in 2002. Commercial operations are targeted to begin in November of this year with approximately 40% of the expansion volumes flowing. The full incremental 93 million cubic feet per day of contracted volumes are expected to be flowing by late 2003 when construction is completed.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC

PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLPZ" until February 1, 2002. Effective February 4, 2002, the Partnership's Nasdaq symbol will change to "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

- 30 -

Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7859
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. When used herein, words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, cost of acquisitions, future demand for natural gas, overcapacity in the industry, majority control of the Northern Border Pipeline management committee by Northern Border Partners, L.P., which in turn is controlled by affiliates of Enron Corp., and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in detail in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2000 and the Partnership's Form 10-Q for the nine months ended September 30, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement. Except as required by applicable securities laws, TC PipeLines, LP does not intend to update these forward-looking statements.

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	7818
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	01/30 12:43
USAGE T	01'07
PGS.	3
RESULT	OK